UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on January 16, 2025, NWTN Inc., a Cayman Islands exempted company (the “Company”), attended a hearing before the Hearings Panel (the “Panel”) of The Nasdaq Stock Market LLC (“Nasdaq”) to seek an extension of time to regain compliance with the listing requirements set forth in Nasdaq Listing Rules 5250(c)(1), 5250(c)(2), and 5605(c)(2) (the “January 2025 Panel Hearing”). On February 24, 2025, the Panel issued its decision on the Company’s appeal, granting the Company’s request for continued listing until May 12, 2025 while the Company seeks to regain compliance with the aforementioned deficiencies, subject to the Company meeting certain compliance milestones.

The Company filed its Annual Report for the fiscal year ended December 31, 2023 on April 28, 2025 and its interim report for the six months ended June 30, 2024 on May 12, 2025.

On May 19, 2025, the Company received a letter from the Panel informing the Company that it had regained compliance with the requirements set forth in Nasdaq Listing Rules 5250(c)(1) (the “Periodic Filing Rule”), 5250(c)(2), and 5605(c)(2), and in application of Nasdaq Listing Rule 5815(d)(4)(B), the Company will be subject to a mandatory Panel monitoring period of one year from May 19, 2025 (the “Mandatory Panel Monitor”). If, within that one-year monitoring period, the Staff finds the Company again out of compliance with the Periodic Filing Rule, the Staff will issue a delisting determination and notice and the Company will not be permitted to provide the Staff with a plan of compliance, nor will the Staff will be permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor will the Company be afforded an applicable cure or compliance period pursuant to Nasdaq Listing Rule 5810(c)(3).

On May 21, 2025, the Company received a delisting determination letter, informing the Company that in accordance with the Mandatory Panel Monitor, as a result of the Company’s failure to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Annual Report”) with the SEC and comply with the Periodic Filing Rule, the Company’s securities will be delisted from Nasdaq (the “2025 Delisting Determination”). Unless the Company requests an appeal of the delisting determination by May 28, 2025, trading of the Company’s ordinary shares and warrants will be suspended at the opening of business on May 30, 2025 and a Form 25-NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on Nasdaq.

On May 28, 2025 the Company requested a hearing to appeal the 2025 Delisting Determination and an extended stay of the trading suspension until a Hearings Panel has rendered a decision on such appeal. The Company is working diligently to file the 2024 Annual Report as soon as practicable, however there can be no assurance that the Company will be able to regain compliance with the Periodic Filing Rule or will otherwise maintain compliance with other Nasdaq listing criteria. There can be no assurance that the Hearings Panel will grant the Company’s request for continued listing or stay the suspension of the Company’s securities.

On May 28, 2025, the Company issued a press release announcing its receipt of the 2025 Delisting Determination. A copy of this press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release dated May 28, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 28, 2025

NWTN Inc.

By:	/s/ Benjamin Bin Zhai
Name:	Benjamin Bin Zhai
Title:	Chief Executive Officer

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